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Writer's Direct Number   Writer's E-mail Address
212.756.2376   Eleazer.Klein@srz.com

April 22, 2019

VIA E-MAIL AND EDGAR

Christina E. Chalk
Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> Re: Mack-Cali Realty Corporation
>   Preliminary Proxy Statement on Schedule 14A
>   Filed April 16, 2019 by Bow Street LLC, et al.
>   File No. 001-13274

Dear Ms. Chalk:

On behalf of Bow Street LLC and its affiliates (collectively, "Bow Street") and the other filing persons (together with Bow Street, the "Filing Persons") we are responding to your letter dated April 19, 2019 (the "SEC Comment Letter") in connection with the preliminary proxy statement on Schedule 14A filed on April 16, 2019 (the "Preliminary Proxy Statement") with respect to Mack-Cali Realty Corporation ("Mack-Cali" or the "Company"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the "Revised Preliminary Proxy Statement"). The Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Schedule 14A

1. Throughout the proxy statement where you provide details about your proposed transaction with Mack-Cali, clarify that this proxy statement relates only to the director election contest (and other routine matters) and is not a vote on your Transaction Proposal. In addition, clarify that

even if elected, your nominees will constitute a minority of the Board and would not be able to cause the sale of the Company assets you propose to purchase without the support of other directors.

In response to the Staff's comment, the Filing Persons have augmented their disclosure on pages 2 and 4 of the Revised Preliminary Proxy Statement to further clarify that this proxy statement relates only to the director election contest and is not a vote on the Transaction Proposal. The Filing Persons respectfully refer the Staff to pages 2 and 8 of the Preliminary Proxy Statement where they state that the Nominees, if elected, would only constitute a minority of the Board.

2. For the net asset values you attribute to components of your Transaction Proposal (such as the new ApartmentCo REIT you would create), provide support as to how these figures were derived and from what specific sources and valuations.

In response to the Staff's comment, the Filing Persons have provided support to the attributed net asset values ("NAV") on page 1 of the Revised Preliminary Proxy Statement in the form of a footnote stating, namely, that ApartmentCo NAV would be comprised of: (i) $1,582 million current residential NAV, which represents the mid-point of management's estimated NAV, as disclosed on page 7 of Mack-Cali's Q4 2018 Supplement (the "Supplement"), (ii) $264 million for the Mack-Cali Soho Lofts NAV, which were purchased in April 2019 at this valuation, as disclosed (page 5, Supplement) and (iii) $90 million for Harborside Plaza 4 NAV, representing the mid-point Company valuation (page 7, Supplement), which, while currently included in the Company's office portfolio, is available for residential or condo development (per management). Such calculations amount to a total value of $1,936 million, or $19.20 per share, assuming 100.8 million shares (per page 7, Supplement).

3. Rule 14a-9 prohibits false or misleading (including by omission) statement in proxy materials. Note (a) to Rule 14a-9 states that "[p]redictions as to specific market values" may be misleading, in particular where there is inadequate factual basis to support such statements. Revise to explain the basis for and to support the following prediction: "Bow Street believes that the Transaction Proposal would deliver immediate value of up to $27-$29 per share of Common Stock, representing a significant premium to its current trading price and its long-term trading levels." To the extent that an adequate basis cannot be provided, this statement should be deleted.

In response to the Staff's comment, the Filing Persons respectfully note that the Filing Persons qualified their prediction as to shareholder value creation by representing it as a "belief" for which they had a reasonable basis. Nevertheless, the Filing Persons have augmented their disclosure on page 1 of the Revised Preliminary Proxy Statement in the form of a footnote stating the basis for the Filing Person's assumptions as to the value of the Transaction Proposal (if consummated) to shareholders, namely, that the value of up to $27-$29 per share of Common Stock represents the sum of (i) $8-10 per share of Common Stock in estimated net cash proceeds and (ii) the approximate NAV of $19.20 per share of ApartmentCo.

4. Avoid statements that ascribe intent to the Mack-Cali Board. Characterizations of the Board's actions as "uninformed" or "perfunctory," or its actions as evidencing a "lack of commitment to shareholder values" should be modified in a manner that avoids implying you know the motivations behind the Board's actions or lack of action. Similarly, statements about the lack of any meaningful inquiry by the Board regarding your Transaction Proposal, or its unwillingness to consider any proposals not generated internally (which statement appears in the DFAN14A materials filed April 16, 2019) should be avoided in future filings, since you are not in a position to know what the Board did or did not do or what it has or will consider.

In response to the Staff's comment, the Filing Persons have revised their disclosure on page 1 of the Revised Preliminary Proxy to clarify the Filing Person's beliefs pertaining to the motivations or intent of the Board.

In addition, as a matter of justification, the Filing Persons respectfully refer the Staff to the "Background of this Proxy Solicitation" section of the Preliminary Proxy Statement where the Filing Persons detail that, after a February 27, 2019 communication with representatives of the Company, the Company declined to engage with Bow Street to seek clarification on certain terms of the Transaction Proposal before privately rejecting the Transaction Proposal on March 14, 2019 and then publicly four days later, on March 18, 2019. In addition, the Filing Persons respectfully note that during their April 2, 2019 meeting with members of the Company's management and the Board, the Company's Chief Executive Officer (i) did not recognize that the Transaction Proposal was crafted with the Company's own NAV estimates rather than Bow Street's internal valuations and (ii) did not understand that the proposed $8-10 per share of Common Stock cash consideration was net of certain taxes and additional transaction-related costs. Such actions and admissions on the part of representatives of the Company led to what the Filing Persons believe is a reasonable basis for its inferences as to the motivations of the Company.

5. We note the following statement in your proxy statement: "Over the years, Bow Street has invested heavily in REITS, including publicly-announced offers to privatize publicly-traded REITs." Please provide support for this statement by providing (by footnote or otherwise) clarification about the timeframe referenced, and by providing examples of such investments.

In response to the Staff's comment, the Filing Persons have included a footnote on page 4 of the Revised Preliminary Proxy Statement, detailing Bow Street's investments in several REITs over the past several years, including, NorthStar Realty Europe Corp.

6. Where you first use the acronym DWREI, explain what it stands for and describe your relationship with that entity (we note that it jointly submitted the Transaction Proposal with Bow Street to acquire assets of Mack-Cali). In addition, if there are arrangements, understandings or relationships between you and DWREI going forward, please revise to describe.

In response to the Staff's comment, the Filing Persons have clarified the defined term "DWREI" on page 1 of the Revised Preliminary Proxy Statement and have briefly stated the reasons for its partnership with DWREI. The Filing Persons wish to note that Bow Street's relationship with DWREI extends merely as far as the fact that both parties submitted the

Transaction Proposal. Though such parties may continue to evaluate the Transaction Proposal on an ongoing basis and may, from time to time, consider alternatives to such proposal, currently, Bow Street and DWREI are not party to any formal arrangements or understandings with respect to the acquisition of assets of Mack-Cali. Should such an arrangement or understanding become formalized, the Filing Persons will endeavor to promptly make any and all appropriate disclosure.

7. See our last comment above. Is DWREI a participant in this contest under the definition set forth in Instruction 3 to Items 4 and 5 of Schedule 14A? Explain in your response letter. If you determine they are a participant, revise the proxy statement to include the information required by Schedule 14A, or indicate whether that information already appears in your filing.

In response to the Staff's comment, the Filing Persons respectfully note that DWREI is not and should not be deemed to be a "participant" to the solicitation of proxies in connection with the 2019 annual meeting of Mack-Cali stockholders. Rather, as noted above and in the Revised Preliminary Proxy Statement, as of the date hereof, DWREI's involvement is limited to its joint submission of the Transaction Proposal, due, in relevant part, to its influence and experience in the real estate industry and apartment space and to help foster a favorable deal structure for the Transaction Proposal. In addition, the Filing Persons believe that DWREI may not be deemed to be a participant, primarily because DWREI, nor any associated representatives of DWREI is, or currently intends to solicit proxies from stockholders. Moreover, DWREI and its associates currently do not intend to act as part of a committee or group which solicits proxies, finance the solicitation of proxies or join with any other person to do so, or lend money or furnish credit in connection with any such solicitation or in connection with the purchase, sale, holding or voting of securities of the Company. The Filing Persons will promptly revise and supplement any proxy statement accordingly in the event that DWREI participates in the solicitation.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein